UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS dated September 18, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   ALVARION LTD.

Date: September 18, 2006                       By: /s/ Dafna Gruber
               Name:Dafna Gruber
Title:	CFO

EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252            +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION LTD.

The following are the results of the

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Which took place on September 12, 2006 at 10:00 am at the Company’s offices at

21A Habarzel St., Tel-Aviv Israel

Proposals	Vote Results

1. Re-election of Mr. Anthony Maher, Dr. Meir Barel and Mr. Oded Eran to the Company's Board of Directors;	- Approved

2. Re-election of Prof. Raphael Amit as an external director to the Company’s Board of Directors;	- Approved

3. Approval of option grant to the Company's Directors;	- Approved

4. Approval of the Chairman's compensation;	- Approved

5(a). Approval of the Company's CEO Mr. Tzvika Friedman's annual compensation;	- Approved

5(b). Approval of the Company's CEO Mr. Tzvika Friedman's annual bonus plan;	- Approved

6. Reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company’s Audit Committee and/or the Board of Directors to set their remuneration.
- Approved

4